EXHIBIT 12.1
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended March 31,
	2015	2014
Earnings:
Income/(loss) from continuing operations	$76,417	$(5,195)
Add (from continuing operations):
Interest on indebtedness (a)	28,800	32,884
Portion of rents representative of the interest factor	455	564
Amortization of capitalized interest	931	928
Total earnings	$106,603	$29,181
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$28,800	$32,884
Interest capitalized	4,839	5,308
Portion of rents representative of the interest factor	455	564
Fixed charges	$34,094	$38,756

Add:
Preferred stock dividends	931	931
Combined fixed charges and preferred stock dividends	$35,025	$39,687

Ratio of earnings to fixed charges	3.13	—	(b)
Ratio of earnings to combined fixed charges and preferred stock dividends	3.04	—	(c)

(a)
Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(b)	The ratio was less than 1:1 for the three months ended March 31, 2014 as earnings were inadequate to cover fixed charges by deficiencies of approximately $9.6 million.

(c)
The ratio was less than 1:1 for the three months ended March 31, 2014 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by deficiencies of approximately $10.5 million.